October 23, 2024

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Registration Statement on Form F-4
           Filed September 26, 2024
           File No. 333-282351
Dear Oz Adler:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 Filed September 26, 2024
Cover Page

1. We note that SciSparc's ordinary shares are currently listed on Nasdaq. Please revise to disclose its market price as of the latest practicable date. Refer to
Item 501(b)(3) of
       Regulation S-K and Instruction 2 thereto.
Questions and Answers About the Special Meeting and the Merger, page ii

2.     Please add separate Question and Answers that address the following:
           The interests of officers and directors in the merger. Specifically, please address
           the fact that Mr. Amitay Weiss, SciSparc   s chairman of the board
of directors is
           the chairman of the board of directors of AutoMax. Please update each company's
           "Reasons for the Merger" to address whether the Board of each company considered this conflict in recommending the transaction and update your risk factor disclosure as well.
 October 23, 2024
Page 2

             The one-time bonus to SciSparc's directors and officers to include quantification and the reasons for such bonus.
             The AutoMax Shareholder Support Agreement, covering approximately 55.56%
           of the vote of AutoMax shareholders, and the related implications on the vote.
             That no fairness opinion was obtained in connection with the SciSparc board's decision to approve the Merger or in connection with the Merger and add related risk factor disclosure as well.
             The post-closing financing agreed to by each of the companies.
             The anticipated business of the combined company post-closing. What will AutoMax shareholders receive in the Merger?, page iv

3. Please revise this Question and Answer to fully describe the consideration to be received, including a description of the Exchange Ratio and examples of the associated dollar value using SciSparc's current trading price as one of the examples.
Summary, page 1

4. Please revise to provide a structure chart showing the companies and their subsidiaries and entities in which they hold controlling interests, both before and after the
       Merger. To the extent any related-parties own any minority interests in the various operating subsidiaries, please disclose by footnote or otherwise so investors can clearly understand the ownership of the combined company and its operating subsidiaries.
Interests of the SciSparc and AutoMax Directors and Executive Officers in the Merger ..., page 8

5.     Please revise to disclose here and on page 102 that Mr. Amitay Weiss,
SciSparc   s
       chairman of the board of directors is the chairman of the board of directors of
       AutoMax, as you do on page 197. Please also quantify and disclose the one-time bonuses to be paid in connection with the Merger.
Risk Factors, page 11

6. Please limit your summary risk factors to two pages. Refer to Item 105 of Regulation
       S-K.
7.     We note your statement that "Dalhom AutoMax   s obligations under such
direct
       importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al
       Damani to Israel, which have not yet been granted as of the date of this proxy statement/prospectus." Please add risk factor disclosure explaining the relevant risks.
 October 23, 2024
Page 3
Some SciSparc and AutoMax officers and directors have interests in the Merger that are different from yours ..., page 14

8.     Please revise this risk factor to acknowledge the fact that Mr. Amitay
Weiss,
       SciSparc   s chairman of the board of directors is the chairman of the board of directors
       of AutoMax and acknowledge the Automax Shareholder Support Agreement, covering approximately 55.56% of the vote.
SciSparc cannot assure you that its ordinary shares will remain listed ..., page 58

9. Please revise this risk factor to include the current trading price of your common stock and include the date by which you must regain compliance for the minimum bid price to meet Nasdaq's requirements.
Risks Related to the Combined Company, page 82

10. Please add a risk factor that addresses the management and board expertise required to operate and oversee the combined company, which will have business lines in the pharmaceuticals and motor vehicle industries. Please disclose any reliance on specific members on management or the board.
Comparative Per Share Data, page 85

11. Your historical weighted average loss per share (basic and diluted) for AutoMax is inconsistent with the amount disclosed on page 204. Please revise to reconcile the difference.
SciSparc's Historical Background of the Merger, page 93

12. Please revise to discuss in greater detail the negotiations and material terms included within the non-binding letter of intents with AutoMax (drafts and final). Additionally, please discuss in greater detail the negotiations regarding these material terms and how such terms evolved from August 30, 2023 until the signing of the
Merger
       Agreement on April 10, 2024. Please include enough information so that investors can clearly understand the negotiations of the material terms of this business combination.
13.    We note your statement that on February 23, 2023, SciSparc   s board of
directors held
       a meeting in which an external consultant presented market research conducted on the motor vehicles market in Israel and presented on AutoMax. Please name the external consultant and state whether there was any connection to AutoMax or Mr. Amitay
       Weiss. Disclose whether the external consultant presented on any other motor vehicle companies in Israel. Please revise to state how AutoMax and SciSparc were first introduced to each other. Additionally, we note that "[o]n June 22,
2023, SciSparc   s
       board of directors held a meeting in which it approved an investment in the aggregate amount of NIS 4 million (approximately $1.1 million) in AutoMax." Please state whether Mr. Amitay Weiss recused himself from such decision, or if not, why not.
       Please also advise with respect to the Bridge Loan financing decision on January 19,
       2024.
14. Please discuss how the companies determined the amount of Merger Consideration to be issued, in light of the $44.8 million valuation of Automax.
 October 23, 2024
Page 4

Valuation Report of E.D.B. Consulting Investments Ltd., page 100

15. Please revise your summary of the report from E.D.B. to include a more detailed description of the procedures, the findings and recommendations, and the bases for and methods of arriving at such findings and recommendations. Please also include any instructions received from, or any limitations imposed by AutoMax or any affiliate. Refer to Item 1015(b) of Regulation S-K. Disclose whether E.D.B. was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction. Additionally, please revise this section or add a new section to include the Projections that you received from
       AutoMax management and a more detailed summary and description of the Multiplier
       Methodology and Discounted Cash Flow Methodology, along with your bases and assumptions underlying each.
16. We note that E.D.B. determined that based on the multiplier methodology, the enterprise valuation of AutoMax is $21.7 million and based on the DCF methodology, the enterprise valuation is $44.8 million. Given these two values, please elaborate on how E.D.B. determined that AutoMax's valuation is $44.8 million. Material U.S. Federal Income Tax Considerations to U.S. Holders, page 107

17.    Please provide a tax opinion covering the material federal tax consequences to
       investors regarding the Merger and revise the disclosure in this section to
       acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to
       Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal
       Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e whether the Merger qualifies as an A
       Reorganization. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a
          should    or    more likely than not    opinion to make clear that
the opinion is subject to
       a degree of uncertainty. In such cases, counsel should explain clearly why it cannot
       give a    will    opinion. Refer to Sections III.C.1, III.C.2 and
III.C.4 of Staff Legal
       Bulletin No. 19. Additionally, it appears that an Israeli tax opinion covering the material foreign tax consequences disclosed in the "Certain Material Israeli Income
       Tax Consequences of the Merger" section is required. Refer to Footnote 40 of Staff
       Legal Bulletin No. 19. Please provide the Israeli tax opinion and revise the disclosure in the referenced section as applicable.
AutoMax Business, page 168

18. We note that the AutoMax Transaction section on page 198 details a number of material agreements and arrangements which are not discussed in this section. Please revise this section to discuss any material import or distribution agreement or arrangement. Additionally, we note that you have entered into a number of founder agreements related to certain branch offices. Please revise to discuss these agreements. In both cases, please include enough information so that investors can
 October 23, 2024
Page 5

      fully understand the current status of your business and operations especially if other parties or entities have rights to the AutoMax's revenue stream.
19. Please revise to include a description of the marketing channels used by AutoMax, including an explanation of any special sales methods, such as installment sales. Refer to Form F-4 and Form 20-F, Part I, Item 4.B.5.
20. Please revise to disclose AutoMax's position as a direct importer of Chinese cars and
      Temsa buses, as discussed at the top of page 102. Please disclose whether this is related to any business strategies to enter the direct importer market, as compared to
      AutoMax's current position as a parallel importer. Please include a summary of the agreement with the Chinese company and the joint venture with Dalhom Motors Ltd.
      and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
21. Please revise to include a description of AutoMax's credit lines from each of the four banking corporations, as described in the risk factor on page 69. Include a summary of the material terms of each, including any provisions that may be relevant in a change of control scenario and file such agreements as exhibits. Refer to Item 601(b)(10) of
      Regulation S-K.
22. Please revise to include a description of the material terms of the credit lines that
      AutoMax issues to its customers, as discussed in the risk factors on page 76.
Industry Overview, page 168

23.   Clarify whether you commissioned the Automotive Industry Review from
February
      2024 by Dun & Bradstreet. If so, please state as much and file a consent as an exhibit.
      Refer to Rule 436 of the Securities Act.
24. We note your statement that "[t]he number of parallel importers remains relatively
      low in Israel, reducing AutoMax   s competition in this category. The
high profit
      margins characterized by vehicles sold by direct importers allow AutoMax to sell its imported vehicles at competitive prices, thus gaining consumer preference." However, we also note your statement that "there are several dozen parallel importers who are collectively responsible for approximately 3% of the imports" as compared to the 20 direct importers and 5 leasing companies. Please clarify how you determined that the number of parallel importers in Israel is relatively low.
25. We note your statement that "AutoMax is currently the leading and largest company in the indirect sectors in terms of product licenses, volume of vehicle imports and sales." Please provide a source for such statement or revise to clarify that this is management's belief.
Governmental Regulations, page 172

26. Please revise to include a description of the material effects of government regulations
      on the company   s business, identifying the regulatory body. Please
refer to Form F-4
      and Form 20-F, Item 4.B.8.
 October 23, 2024
Page 6
SciSparc Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 173

27. Please expand your disclosure to provide a discussion of the changes in results of operations, financial condition, and cash flows for the year ended December 31,
      2022 compared to the year ended December 31, 2021. Refer to Item 14(g) of Form F-
      4 and Item 5 of Form 20-F.
Unaudited Pro Forma Condensed Combined Financial Information, page 202

28.   We note your disclosure on page 88 regarding the issuance of SciSparc ordinary
      shares and the pre-funded warrants as merger consideration at the effective time of the merger to the shareholders of AutoMax as well as a one-time bonus to the SciSparc directors and officers. Please tell us how you have given effect to these transactions in your pro forma financial statements in accordance with Article 11 of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
203

29. You state on page 91 that AutoMax warrants, options and certain convertible rights shall be cancelled immediately prior to the effective of the merger for no
      consideration, as a result of the merger. Please tell us how you have reflected the cancellation of the AutoMax warrants, options and convertible rights in your pro forma financial statements.
30.   Please tell us how you determined the amounts included in the "AutoMax
Motors
      Ltd." column on page 203 and reconcile them to the amounts in Automax
Motors
      Ltd. consolidated statement of financial position as of December 31, 2023, disclosed on page F-60.
Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page
204

31. Please tell us your consideration of presenting the tax effects of your transaction accounting adjustments in a separate pro forma adjustment. Refer to Rule 11-02(b)(5)
      of Regulation S-X.
32. Please tell us and disclose your calculation of the pro forma basic and diluted loss per ordinary share attributable to equity holders of SciSparc.
33.   Please tell us how you determined the amounts included in the "AutoMax
Motors
      Ltd." column on page 204 and reconcile them to the amounts in Automax
Motors
      Ltd. consolidated statements of profit and loss for the year ended December 31, 2023, disclosed on page F-62.
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
Statements
Note 3 - Estimated purchase price consideration, page 206

34. Please disclose the allocation of your estimated purchase price to assets acquired and liabilities assumed in the merger.
35. Please tell us how you determined the number of "total Company's ordinary share issued," and whether your calculation is consistent with the exchange ratio formula disclosed on page 6.
 October 23, 2024
Page 7
Note 4 - Pro Forma Adjustments, page 207

36. Each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions. Please provide a more robust description of how each adjustment is calculated. Refer to Rule 11-02(a)(8) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Howard Berkenblit, Esq.